Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-140254
April 9, 2007

FWP

NOTICE

T-3 Energy Service, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents T-3 Energy Services, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, T-3 Energy Services, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

The pre-recorded telephone interview of Gus D. Halas, the Chairman, President and Chief Executive Officer of T-3 Energy Services by WallStreet.net reporter Ian Roberts, the transcript of which is set forth below, was made available by audio link on April 5, 2007 from WallStreet.net’s website. The publication of the interview first came to T-3 Energy Services, Inc.’s attention on that day.

WallStreet.net is a commercial financial news website. WallStreet.net is wholly unaffiliated with T-3 Energy Services, Inc., and T-3 Energy Services, Inc. has made no payment and given no consideration to WallStreet.net in connection with the interview below or any other matter published or broadcast by WallStreet.net concerning T-3 Energy Services, Inc. or otherwise.

In accordance with Rule 433(f)(2)(ii), T-3 Energy Services, Inc. wishes to add the following clarification to certain statements made by Mr. Halas in the interview:

•

Mr. Halas’s description of our pressure control business’ market share is based on internal information derived from anecdotal information about the market, which is inherently incomplete. As such, undue emphasis should not be placed on that estimate. Additionally, T-3 Energy Services, Inc. believes its market share with respect to the specific pressure control products it manufactures and sells for the year ended December 31, 2006 was approximately 12%.

•	We sold 230 BOPs in 2006.

•

Mr. Halas’ statement concerning the expected aggregate growth in the surface equipment market of approximately 40% is based on industry sources which T-3 Energy Services, Inc. reasonably believes are reliable. The aggregate growth rate includes estimated growth of 27% for 2006 and projected growth of 12% for 2007. As with any forward-looking information, this statement and any other forward-looking statements in this interview are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Special Note Regarding Forward-Looking Information” included in the prospectus supplement that T-3 Energy Services, Inc. has filed with the SEC in connection with the offering.

Transcript of Interview

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WSN:

You are listening to WallStreet.net. Welcome to all our listeners. This is Ian Roberts with WallStreet.net. Today’s featured company in focus is T-3 Energy. T-3 Energy trades its shares on the NASDAQ market under symbol “TTES,” and joining us today to discuss T-3 Energy in light of recent developments, is Mr. Gus Halas, the Chairman, President, Chief Executive Officer of T-3 Energy Services. Gus, good morning.

GH:	Good morning, Ian.

WSN:	Thank you for joining us – taking time out of your busy schedule. And for those out there not familiar with T-3 Energy, perhaps we can start, really with an outline of your market focus and the market opportunity.

GH:	We mainly focus in 3 areas: pressure control business that centers around the drilling rigs. These are BOPs, control systems, manifolds and other such equipment. Wellhead and Christmas trees when the wellhead is completed, when the well is completed, and then valves for the pipeline industry. Those are the three major segments in our company.

WSN:	Interesting to note the Company recently also reporting its fourth quarter 2006 earnings from continuing operations. Understand revenues at record-high levels in 2006. In looking at this, perhaps here you can outline for us your strategy. What’s the strategy there that’s contributing to the success?

GH:	Ian, I came on board in 2003, and one of our goals immediately was to become an OEM. We have been very successful in becoming an OEM in two of the three divisions. In the pressure control, which is the area on which we focused first, we had phenomenal growth. And that is, we went from zero market share to approximately 14% market share in the pressure and flow control business. Anecdotally, we increased our BOP market, which is our marquis product in that division, from selling nine units in 2004, 56 in 2005 and 232 in 2006. That alone has contributed greatly to our exponential growth.

WSN:	Looking at the company and its current market focus, when we talk a bit about each respective division, perhaps you can walk us through the current product offering, the pipeline and also the product development.

GH:	Very well. The area that we focused on first, because we needed to have a very strong focus in our industry, was the pressure control side. Simultaneously, we started developing products for our pipeline valve division, and we manufactured our own proprietary gate valve, ball valve and adjusted gate valve. Now in 2007, we’re proceeding on rounding out that product line to more actively compete. Further, in 2006, we hired eight engineers and we began duplicating the same strategy that we applied in the pressure and the pipeline valve sides on our wellhead side. And, in that sense, we hired the engineers, we remanufactured the product and we tested them for what I would call the “pedigree.” And, in a market that’s going to grow by approximately 40%, we presently hold less than half of a percent of the market share, we hope to arrive at the same level and have the same success we’ve had in the other two divisions in the past.

WSN:	Looking at manufacturing, we understand that the contributions to the company’s over-all growth. Can you give us a sense there of any additions to the infrastructure that will fuel additional growth on that side.

GH:	Yes. In 2006, we effected an 150% increase in capacity without adding any roof line, just through the combination of factors of lean manufacturing, additional machine capacity and our ability to process equipment much faster through using some of the same tools. In 2007, we’ve already announced additional expansion. This will add roof lines; it will allow us to have additional manufacturing as well as repair capabilities. As you know, the energy industry has been running at peak capacity and a lot of the field personnel have been less than optimally trained. So a lot of equipment has been wearing down at a quicker pace. This allows us to grow our repair capacity throughout the organization.

WSN:	In looking at the competitive landscape, Gus perhaps you can share a bit of your vision with us further. Can you give us an outline, really, of this competitive landscape – some of the market trends, and what is giving you the competitive edge in the space at present?

GH:	Our competitive advantage is our response time and our quality. We’ve had a fraction of a percentage point, less than one-tenth of one percent, warranty costs. Therefore we meet these required market deliveries in a very high quality and then be able to service the organization. Those three points are our key success factors and that’s allowed us to have the financial growth that we’ve had in the last three years.

WSN:	Exceptional. Talking a bit about the Company’s story. I understand that alliances and partnerships factor in also on the growth side. Can you give us a sense of the strategy behind any existing alliances and partnerships in place?

GH:	Very much. We, in 2005, we had a joint venture with a company called GRUPO R in Mexico. We implemented that successfully. And recently, 3 months ago, we developed a joint venture in Norway with a company called Gefro. That is part of our strategy; it allows us to move quicker into overseas locations without the Company having to build its own facilities and deal with the local culture, taxes, legal systems, etc. It allows us quicker entry into the marketplaces and so far, we’ve been very successful and very satisfied with the results.

WSN:	To note this Company’s strategy also moving ahead, I understand that you’ve recently filed a Shelf. In understanding this, trying to sell First Reserve shares. Can you give us some insight behind that and the strategy for success moving ahead?

GH:	Absolutely. The Shelf was two-fold. One was to register First Reserve’s shares, which originally, when I came on board, they were 86% owners of T-3 Energy Services; presently they’re at 44%. This is an equity group that wants to monetize their investment at sometime when it’s favorable for them, and we have filed a Shelf in order to effect that. The other is – we filed a $500,000,000 unspecified use registration in order for us to be able to raise either debt, preferred stock or common stock at sometime in the future as needed when we find the proper acquisition to compliment the existing company.

WSH:

Gus, looking at this Company’s recently announced fourth quarter 2006 earnings report, and understanding where you stand in the market space today, do you feel the investment community understands this story relative to the Company’s current market valuation and also competitors or peers in the group. And if there are any misunderstandings or misnomers, how would you address them here?

GH:	I don’t think so because we have limited coverage; we really only have one boutique investment banker, called Pritchard Capital, that is covering us and little else. I feel we’re a good story. We have had substantial growth in the last three years and when we compare ourselves to our competitors, we’re undervalued. This we feel is because of the large position that First Reserve has in our company and the investors’ concern about the lack of liquidity. However, we feel we are a good story and, with all else being equal, we are undervalued.

WSN:	Final words and thoughts. In light of the point you’ve mentioned there, Gus, what are the most compelling reasons for a prospective shareholder to get involved and choose T-3 Energy Services today.

GH:	I think we, I’m very bullish on the energy industry. There are numerous statistics, trends, etc. that we don’t really have time to go into, that give me a lot of hope that the energy industry will continue to flourish in the years to come. We are placed in the right position, I have the right management team; I have or am developing the products that can take us to another level. So, from all those standpoints, I feel we are a good investment. I have a very good team that will execute the strategy and will allow to us to grow in the future and be a good investment for our shareholders.

WSN:	Exceptional story to follow with great interest here in T-3 Energy Services. The Company recently announcing its fourth quarter 2006 earnings from continuing operations. The Company is well-poised in light of recent market trends to continue its growth opportunities. I’d like to thank again my guest, Mr. Gus Halas, Chairman, President, Chief Executive Officer for updating us on T-3 Energy Services, its strategy moving ahead. Gus, of course, we wish you, certainly, and the team at T-3 Energy all the best moving ahead.

GH:	Yes. Thank you very much. I appreciate the time that you’ve given me.

WSN:	Thank you again for yours here as well. This has been Ian Roberts, senior analyst with WallStreet.net. The featured company today: T-3 Energy Services, Inc. T-3 Energy Services trading its shares on the NASDAQ market under the symbol “TTES.”

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